Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2007

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY THE THRIFT AND SAVINGS PLAN)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a)    Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b)    Exhibit Index:

23.1	The consent of Fischer Cunnane & Associates Ltd, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 27, 2008	By:	/s/ Gilbert B. Mateer
Gilbert B. Mateer
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, THE BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered

Public Accounting Firm Thereon)

THE BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Bank Corporation 401(K) Plan

(formerly, Bryn Mawr Bank Corporation Thrift and Savings Plan)

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(K) Plan (formerly, Bryn Mawr Bank Corporation Thrift and Savings Plan) (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2007 and 2006, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd Certified Public Accountants

West Chester, Pennsylvania

June 26, 2008

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION THRIFT AND SAVINGS PLAN)

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments:
Investments at fair value	$13,844,297	$12,507,343
Common trust funds at fair value	4,471,546	4,903,424
Participant loans	424,596	409,790

Total investments	18,740,439	17,820,557

Receivables:
Accrued interest and dividends	26,924	25,081
Contributions receivables – Employer	351,013	95,138
Contributions receivables – Participants	—	92,571

Total receivables	377,937	212,790

Net assets available for benefits	$19,118,376	$18,033,347

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION THRIFT AND SAVINGS PLAN)

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Dividends	$663,755	$558,433
Interest	32,103	25,084
Qualified Common Trust Fund income	133,527	145,057
Net appreciation in the fair value of investments	28,310	1,257,578

Total investment income	857,695	1,986,152
Contributions:
Employer	675,738	361,539
Participants	1,146,035	1,043,411
Rollovers	228,781	104,453

Total contributions	2,050,554	1,509,403

Total additions	2,908,249	3,495,555

Deductions:
Benefits paid to participants	1,806,181	2,667,083
Administrative expenses	17,039	34,132

Total deductions	1,823,220	2,701,215

Net increase	1,085,029	794,340
Net assets available for benefits:
Beginning of year	18,033,347	17,239,007

End of year	$19,118,376	$18,033,347

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, THE BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

(a)	General

Effective May 26, 2006 The Bryn Mawr Bank Corporation Thrift and Savings Plan was renamed The Bryn Mawr Bank Corporation 401(K) Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Employees of Bryn Mawr Bank Corporation or its subsidiaries become eligible to participate in the Plan on the next entry date following the completion of six months of employment, during which they are credited with at least 500 hours of service.

(c)	Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their base annual pay on a pre-tax or after-tax basis, subject to certain limitations. Such contributions are processed with each payroll and are matched quarterly dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay.

Effective October 1, 2006, an “automatic enrollment” feature and an “automatic increase” feature were implemented. Under the enrollment feature, 3% of compensation shall be automatically deducted from pay on a pre-tax basis for each employee who is eligible to participate but who is not contributing to the Plan, unless the employee elects, in writing, not to contribute to the Plan, or to contribute a different percentage of his or her compensation to the Plan. Under the automatic increase feature, each participating employee’s contributions to the Plan will automatically be increased by 1% of his or her compensation as of each January 1, unless the employee elects in writing, to reject these automatic increases. In no event will more than 10% of compensation be contributed to the Plan under the automatic increase feature, although an employee may elect to contribute more than 10%.

In addition, the board of directors may, at their discretion, authorize an additional contribution based on the Company’s profitability. There were no additional contributions made in 2007 or 2006 based on profitability. However in 2007, due to the termination of the Corporation’s Post Retirement Medical and Death Benefit Plan, a special contribution totaling $264,371 was approved for all eligible employees. The participants direct the investment of their contributions into various

4	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, THE BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2007 and 2006

investment options offered by the Plan. The Plan currently offers the Corporation’s common stock, two common trust funds administered by the Bank, one money market fund, and ten mutual funds as investment options for participants. The matching Corporation contribution is allocated among the investment options based upon the elections made by the participants.

(d)	Amendments to the Plan

Effective January 1, 2007 a Roth 401(K) feature was added to the Plan whereby participants may elect to contribute to the Plan on an after-tax basis, rather than a pre-tax basis. In general, distributions of the after-tax Roth 401(K) contributions, as well as earnings attributable to Roth 401(K) contributions, are tax-free to the recipient if the distributions are made to the employee after attaining age 59 1/2 or on account of disability, or to a beneficiary of a deceased employee, provided the distribution is made at least five years after the first year in which the employee made Roth 401(K) contributions to the Plan. Roth 401(K) contributions shall be eligible for the same matching contribution and the same distribution and withdrawal options as pre-tax contributions.

(e)	New Investment Options

Effective July 1, 2006, the Managers Special Equity Fund was converted to the LKCM Small Equity Institutional Fund and five new investment funds were added to the plan as follows: Accessor Fund, Target 2010 Fund, Target 2020 Fund, Target 2030 Fund and Target 2040 Fund. Effective March 1, 2007, a new fund category/fund was added, the International Emerging Market, Lazard Emerging Markets Fund. In addition, effective October 1, 2007, the Wells Fargo C&B Large Cap Value Fund was converted to Excelsior Value & Restructuring Fund.

(f)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum equal to the value of the participant’s vested interest in their account or annual payments.

(g)	Vesting

Participants are immediately vested in all elective deferral contributions, rollover contributions and matching contributions, plus or minus earnings or losses on such contributions.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses), and charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

5	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, THE BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2007 and 2006

(i)	Participants Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years, while some loans under the previous loan policy have original terms of 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans range from 4.75% to 8.75% at December 31, 2007.

(j)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% withdrawal penalty to the participant.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common trust funds (funds) are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Corporation common stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

6	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, THE BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2007 and 2006

In September 2006, the FASB issued FAS No. 157 – “Fair Value Measurements” (FAS 157). FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The Statement applies only to fair-value measurements that are already required or permitted by other accounting standards.

FAS 157 is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Plan did not early adopt FAS 157 and has determined this Statement will not have a material impact on the Plan’s financial statements upon adoption.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (FAS 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments.

FAS 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Plan did not early adopt FAS 159 and has determined this Statement will not have a material impact on the Plan’s financial statements upon adoption.

(d)	Payment of Benefits

Benefits are recorded when paid.

7	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, THE BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006.

	2007	2006
Federated Prime Obligations Fund, 3,038,328 and 2,952,693 shares, respectively	$3,038,328	$2,952,693
Qualified Equity Fund, 30,029 and 33,493 shares, respectively *	3,217,961	3,531,365
Qualified Income Fund II, 127,096 and 139,951 shares, respectively *	1,253,585	1,372,059
Bryn Mawr Bank Corporation Common Stock 135,548 and 149,491 shares, respectively *	3,108,116	3,533,982
Templeton Foreign Fund, 77,067 and 68,595 shares, respectively	2,204,130	1,829,434
Vanguard 500 Index Fund, 14,847 and 14,216 shares, respectively	1,657,538	1,856,541
LKCM Small Equity Institutional Fund, 67,765 and 64,710 shares, respectively	1,357,330	1,422,327

*	Party-in-interest

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Bryn Mawr Bank Corporation Stock Fund	$(105,082)	$294,844
Common trust funds	61,865	302,159
Mutual funds	71,527	660,575

	$28,310	$1,257,578

(4)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated March 7, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The prior determination letter maintained by the Plan was dated September 12, 2002. The Plan has been amended since receiving the March 7, 2008 determination letter.

8	(Continued)

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, THE BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN)

Notes to Financial Statements

December 31, 2007 and 2006

However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(6)	Related-Party Transactions

Certain Plan investments are common trust funds managed by the Bank as well as shares of common stock issued by the Corporation. The Corporation is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(7)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(8)	Subsequent Events

Effective January 1, 2008, the Bryn Mawr Bank Corporation 401(K) Plan was converted to a Daily Valuation plan, record keeping services were transferred to Web401K.com, and custody of Plan assets, except the Bryn Mawr Bank Corporation stock fund, was transferred to Fidelity Investments. Prior to this date, it was a balance forward plan, valued monthly. Also, prior to this conversion, record keeping services were completed by Bryn Mawr Trust Company’s Retirement Services Group and SEI Investments had custody of all assets.

Effective April 1, 2008, the Company will make quarterly contributions equal to 3% of gross compensation allocated as special contributions to eligible participants.

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Plan EIN - 23-2434506

Plan No. - 002

Schedule 1

BRYN MAWR BANK CORPORATION 401(K) PLAN

(FORMERLY, BRYN MAWR BANK CORPORATION THRIFT AND SAVINGS PLAN)

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue	(c) Description of investment	(d) Current value
*	Bryn Mawr Trust Company Qualified Equity Fund	Common Trust Fund	$3,217,961
*	Bryn Mawr Trust Company Qualified Income Fund II	Common Trust Fund	1,253,585
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock	3,108,116
	Excelsior Value & Restructuring Fund	Registered Investment Company	721,512
	Federated Prime Obligations Fund	Money Market Fund	3,038,328
	LKCM Small Equity Institutional Fund	Registered Investment Company	1,357,330
	Templeton Foreign Fund	Registered Investment Company	2,204,130
	Vanguard 500 Index Fund	Registered Investment Company	1,657,538
	Accessor	Registered Investment Company	219,155
	Target 2010	Registered Investment Company	448,924
	Target 2020	Registered Investment Company	359,137
	Target 2030	Registered Investment Company	213,479
	Target 2040	Registered Investment Company	208,622
	Lazard	Registered Investment Company	308,026
	Participant Loans	Loans to participants (4.75% to
		8.75%; maturing 3/2006 to 7/2022)	424,596

			$18,740,439

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

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